UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and
Chief Executive Officer

Date: July 31, 2012

Makita Corporation

Consolidated Financial Results

for the three months

ended June 30, 2012

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2012 (Unaudited)

July 31, 2012

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the three months ended June 30, 2012 (From April 1, 2012 to June 30, 2012)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the three months ended June 30, 2011		For the three months ended June 30, 2012
		%		%
Net sales	76,078	17.4	74,942	(1.5)
Operating income	13,011	28.4	11,979	(7.9)
Income before income taxes	13,449	43.2	10,153	(24.5)
Net income attributable to Makita Corporation	9,456	56.4	6,991	(26.1)
Comprehensive income (loss)	7,616	—	(8,101)	—

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	68.64		51.50

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2012	As of June 30, 2012
Total assets	383,256	357,171
Total equity	323,778	307,938
Total Makita Corporation shareholders’ equity	321,253	305,635
Total Makita Corporation shareholders’ equity ratio to total assets (%)	83.8%	85.6%

2. Dividend Information
	Yen
	For the year ended March 31, 2012	For the year ending March 31, 2013 (Forecast)
Cash dividend per share:
Interim	15.00	15.00
Year-end	57.00	(Note	)
Total	72.00	(Note	)

Notes:

The forecast for cash dividend announced on April 27, 2012 has not been revised.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2013 (From April 1, 2012 to March 31, 2013)

	Yen (millions)
	For the six months ending September 30, 2012		For the year ending March 31, 2013
		%		%
Net sales	144,000	(5.9)	280,000	(5.3)
Operating income	21,600	(19.9)	38,000	(21.7)
Income before income taxes	19,200	(21.7)	35,000	(25.5)
Net income attributable to Makita Corporation	13,400	(21.7)	24,000	(26.1)

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	98.71		176.80

Notes:

The consolidated financial forecast for the year ending March 31, 2013 has been revised.

4. Other

(Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 5.)

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): Not applicable

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements:
1.	Changes due to revisions to accounting standards:
2.	Changes due to other reasons: Not applicable

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of June 30, 2012:	140,008,760
	As of March 31, 2012:	140,008,760
2. Number of treasury stock:	As of June 30, 2012:	4,258,541
	As of March 31, 2012:	4,258,242
3. Average number of shares outstanding:	For the three months ended June 30, 2012:	135,750,299
	For the three months ended June 30, 2011:	137,757,364

Information regarding quarterly review

This consolidated financial results is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial performance forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]

1. Qualitative Information on Consolidated Operating Results

Looking at the global economic situation during the first three-month period of the fiscal year ending March 31, 2013, In Europe, Western Europe's economy remained sluggish due to the deterioration of the financial crisis in the region. However, the Russian economy was still solid due to the continuing high level of crude oil prices. In the United States, the economy remained weak because the housing market was still stagnant, though consumer spending showed some signs of recovery. In Asia, the economy expanded mainly in the Southeast Asia though the growth of the Chinese economy slowed down. The economy in Central and South America, which had been enjoying steady growth, started losing steam. Meanwhile, in Japan, the economy continued gradual recovery due to increasing demand for reconstruction from the Great East Japan Earthquake.

In the first three-month period of the current fiscal year, our consolidated net sales decreased by 1.5% from a year earlier to 74,942 million yen. This was because demand slowed down in Europe and the yen became stronger against other major currencies compared to the same period in the previous year, although sales were solid in Japan. As for incomes, operating income decreased by 7.9% from a year earlier to 11,979 million yen (operating income ratio: 16.0%) due to a decline in the rate of operation at the plant compared to the previous year as well as a fall in net sales. Income before income taxes decreased by 24.5% from a year earlier to 10,153 million yen (income before income taxes ratio: 13.5%) due to an increase in non-operating expense, such as foreign exchange losses of 2,176 million yen because of the yen’s appreciation. Consequently, net income attributable to Makita Corporation plunged by 26.1% from a year earlier to 6,991 million yen (net income attributable to Makita Corporation ratio: 9.3%).

Net sales by region are as follows:

Net sales in Japan increased by 11.5% to 13,059 million yen compared to the same period of the previous year. This was because of the continuing favorable sales of lithium-ion battery products, mainly impact drivers.

Net sales in Europe decreased by 7.4% to 30,238 million yen compared to the same period of the previous year. This was due to sales in Western Europe declined because of the effects of the financial uncertainty and a sharp appreciation of the yen against the euro from a year earlier, though sales to Russia continued to be strong.

Net sales in North America decreased by 1.5% from a year earlier to 9,668 million yen, because the U.S. housing market did not show a full recovery, although sales of cordless tools with lithium-ion battery were strong.

Net sales in Asia increased by 2.8% from a year earlier to 7,451 million yen, because demands were robust in Southeast Asian countries, although sales stalled in China.

Sales situation in other regions are as follows: Net sales in Central and South America decreased by 16.7% from a year earlier to 5,056 million yen, because demand was on the wane. Net sales in Oceania dropped by 1.3% from a year earlier to 4,674 million yen. Meanwhile, net sales in the Middle East and Africa increased by 25.1% from a year earlier to 4,796 million yen, because demand was strong in the Persian Gulf countries.

2. Qualitative Information on Consolidated Financial Position

Total assets as of June 30, 2012 decreased by 26,085 million yen to 357,171 million yen compared to the balance as of March 31, 2012. The decrease was mainly due to a decline in “Inventories” and “Time deposits”.

Total liabilities as of June 30, 2012 decreased by 10,245 million yen to 49,233 million yen compared to the balance as of March 31, 2012. The decrease was mainly due to a decline in “Trade notes and accounts payable” and “Income taxes payable”.

Total equity as of June 30, 2012 decreased by 15,840 million yen to 307,938 million yen compared to the balance as of March 31, 2012. The decrease was mainly due to a change in foreign currency translation adjustment because the yen remained stronger against other currencies compared to March 31, 2012.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecast

Our sales during the first quarter of the current fiscal year as a whole were, although with some variations by regions, about the same level as we had expected. We revise our forecast, however, since the yen appreciation against foreign currencies including euro has been higher than our projection that was published on April 27, 2012.

Revised Forecast for Consolidated Performance during the fiscal 2012 (from April 1, 2012 to March 31, 2013)

	Yen (millions)								Yen
For the six months ending September 30, 2012
	Net sales		Operating income		Income before income taxes		Net income attributable to Makita Corporation		Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	150,500		22,600		22,700		15,400		113.44
Revised forecast (B)	144,000		21,600		19,200		13,400		98.71
Change (B-A)	(6,500)		(1,000)		(3,500)		(2,000)		—
Percentage revision	(4.3%	)	(4.4%	)	(15.4%	)	(13.0%	)	—

Actual results for the previous period ended September 30, 2011	153,036		26,953		24,514		17,104		124.16

	Yen (millions)								Yen
For the year ending March 31, 2013
	Net sales		Operating income		Income before income taxes		Net income attributable to Makita Corporation		Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	301,500		44,000		44,200		30,000		220.99
Revised forecast (B)	280,000		38,000		35,000		24,000		176.80
Change (B-A)	(21,500)		(6,000)		(9,200)		(6,000)		—
Percentage revision	(7.1%	)	(13.6%	)	(20.8%	)	(20.0%	)	—

Actual results for the previous period ended March 31, 2012	295,711		48,516		46,963		32,497		236.78

The above forecast is based on the assumption of exchange rates of 78 yen to the U.S. dollar and 93 yen to the euro for the nine months period ending March 31, 2013.

(Reference) Our previous exchange rates that we announced on April 27, 2012 were 81 yen to the U.S. dollar and 107 yen to the euro.

The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

4. Other

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in accounting principles, procedures and presentations:

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Accounting Standards Codification (ASC) Topic 220): Presentation of Comprehensive Income. ASU2011-05 requires an entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The Company adopted ASU2011-05 for the three months ended in June 30, 2012. This adoption did not have an impact on the Company’s financial position and results of operations.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2012		As of June 30, 2012
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	44,812		42,936
Time deposits	13,504		8,936
Short-term investments	25,125		21,779
Trade receivables-
Notes	1,769		1,988
Accounts	48,445		45,175
Less- Allowance for doubtful receivables	(753)		(690)
Inventories	129,571		119,833
Deferred income taxes	5,898		5,341
Prepaid expenses and other current assets	8,392		8,601

Total current assets	276,763	72.2%	253,899	71.1%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	20,498		20,129
Buildings and improvements	73,332		74,252
Machinery and equipment	75,460		74,175
Construction in progress	6,594		4,138

	175,884		172,694
Less- Accumulated depreciation	(98,146)		(97,380)

Total net property, plant and equipment	77,738	20.3%	75,314	21.1%

INVESTMENTS AND OTHER ASSETS:
Investments	19,154		17,663
Goodwill	721		721
Other intangible assets, net	4,515		4,485
Deferred income taxes	853		1,031
Other assets	3,512		4,058

Total investments and other assets	28,755	7.5%	27,958	7.8%

Total assets	383,256	100.0%	357,171	100.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2012		As of June 30, 2012
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	2,351		2,009
Trade notes and accounts payable	21,822		17,965
Other payables	4,313		5,063
Accrued expenses	6,314		4,916
Accrued payroll	7,803		5,732
Income taxes payable	5,293		2,123
Deferred income taxes	125		96
Other current liabilities	5,697		5,827

Total current liabilities	53,718	14.0%	43,731	12.3%

LONG-TERM LIABILITIES:
Long-term indebtedness	12		10
Accrued retirement and termination benefits	3,027		2,845
Deferred income taxes	130		117
Other liabilities	2,591		2,530

Total long-term liabilities	5,760	1.5%	5,502	1.5%

Total liabilities	59,478	15.5%	49,233	13.8%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,421		45,421
Legal reserve	5,669		5,669
Retained earnings	316,937		316,190
Accumulated other comprehensive income (loss)	(59,066)		(73,936)
Treasury stock, at cost	(11,513)		(11,514)

Total Makita Corporation shareholders’ equity	321,253	83.8%	305,635	85.6%

NONCONTROLLING INTEREST	2,525	0.7%	2,303	0.6%

Total equity	323,778	84.5%	307,938	86.2%

Total liabilities and equity	383,256	100.0%	357,171	100.0%

	As of March 31, 2012	As of June 30, 2012
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,750,518	135,750,219
Number of treasury stock	4,258,242	4,258,541

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

      Consolidated Statements of Income

	Yen (millions)
	For the three months ended June 30, 2011		For the three months ended June 30, 2012
	Composition ratio		Composition ratio
NET SALES	76,078	100.0%	74,942	100.0%
Cost of sales	45,922	60.4%	46,034	61.4%

GROSS PROFIT	30,156	39.6%	28,908	38.6%
Selling, general, administrative and others, net	17,145	22.5%	16,929	22.6%

OPERATING INCOME	13,011	17.1%	11,979	16.0%

OTHER INCOME (EXPENSES):
Interest and dividend income	436		437
Interest expense	(21)		(83)
Exchange gains (losses) on foreign currency transactions, net	64		(2,176)
Realized gains (losses) on securities, net	(41)		(4)

Total	438	0.6%	(1,826)	(2.5)%

INCOME BEFORE INCOME TAXES	13,449	17.7%	10,153	13.5%

PROVISION FOR INCOME TAXES:
Current	2,850		2,560
Deferred	1,039		586

Total	3,889	5.1%	3,146	4.2%

NET INCOME	9,560	12.6%	7,007	9.3%
Less: Net income attributable to the noncontrolling interest	(104)	(0.2)%	(16)	(0.0)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	9,456	12.4%	6,991	9.3%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

Consolidated Statements of Comprehensive Income

	Yen (millions)
	For the three months ended June 30, 2011	For the three months ended June 30, 2012
NET INCOME	9,560	7,007
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,825)	(14,267)
Unrealized holding gains (losses) on available-for- sale securities	(152)	(910)
Pension liability adjustment	33	69

Total	(1,944)	(15,108)

COMPREHENSIVE INCOME (LOSS)	7,616	(8,101)
Less: Comprehensive income attributable to the non-controlling interest	83	(222)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MAKITA CORPORATION	7,533	(7,879)

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the three months ended June 30, 2011	For the three months ended June 30, 2012
Net cash used in operating activities	(4,277)	(108)
Net cash provided by investing activities	11,208	5,086
Net cash used in financing activities	(4,592)	(7,142)
Effect of exchange rate changes on cash and cash equivalents	(829)	288

Net change in cash and cash equivalents	1,510	(1,876)
Cash and cash equivalents, beginning of period	51,833	44,812

Cash and cash equivalents, end of period	53,343	42,936

(4) Note on the preconditions for a going concern: None

(5) Condensed Operating Segment Information

	Yen (millions)
	For the three months ended June 30, 2011
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	16,507	32,601	9,977	3,728	13,265	76,078	—	76,078
(2) Inter-segment	13,664	786	905	30,263	228	45,846	(45,846)	—

Total	30,171	33,387	10,882	33,991	13,493	121,924	(45,846)	76,078

Operating expenses	26,259	29,535	10,208	30,099	11,540	107,641	(44,574)	63,067
Operating income	3,912	3,852	674	3,892	1,953	14,283	(1,272)	13,011

	Yen (millions)
	For the three months ended June 30, 2012
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	18,506	30,808	9,600	3,314	12,714	74,942	—	74,942
(2) Inter-segment	10,824	1,008	620	26,927	14	39,393	(39,393)	—

Total	29,330	31,816	10,220	30,241	12,728	114,335	(39,393)	74,942

Operating expenses	26,218	28,575	9,701	26,752	10,955	102,201	(39,238)	62,963
Operating income	3,112	3,241	519	3,489	1,773	12,134	(155)	11,979

(6) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

			Yen (millions)
			For the three months ended June 30, 2011		For the three months ended June 30, 2012
			(%)		(%)
Net sales			76,078	17.4	74,942	(1.5)
Domestic			11,708	14.8	13,059	11.5
Overseas			64,370	17.8	61,883	(3.9)
Operating income			13,011	28.4	11,979	(7.9)
Income before income taxes			13,449	43.2	10,153	(24.5)
Net income attributable to Makita Corporation			9,456	56.4	6,991	(26.1)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)			68.64		51.50
Number of employees			11,856		12,501

	Yen (millions)
	For the year ended March 31, 2012		For the six months ending September 30, 2012 (Forecast)		For the year ending March 31, 2013 (Forecast)
	(%)		(%)		(%)
Net sales	295,711	8.5	144,000	(5.9)	280,000	(5.3)
Domestic	53,175	15.4	26,500	4.9	54,700	2.9
Overseas	242,536	7.0	117,600	(8.0)	225,300	(7.1)
Operating income	48,516	15.8	21,600	(19.9)	38,000	(21.7)
Income before income taxes	46,963	9.9	19,200	(21.7)	35,000	(25.5)
Net income attributable to Makita Corporation	32,497	8.7	13,400	(21.7)	24,000	(26.1)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	236.78		98.71		176.80
Number of employees	12,563		—		—

Notes:

1.

The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to page 4 for the qualitative information on consolidated financial forecast for the six months and fiscal year 2013.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the three months ended June 30, 2011		For the three months ended June 30, 2012		For the year ended March 31, 2012
	(%)		(%)		(%)
Japan	11,708	14.8	13,059	11.5	53,175	15.4
Europe	32,665	18.3	30,238	(7.4)	123,251	6.3
North America	9,816	6.4	9,668	(1.5)	37,475	1.0
Asia	7,249	36.4	7,451	2.8	26,013	12.7
Other regions	14,640	17.5	14,526	(0.8)	55,797	10.7
Central and South America	6,073	38.9	5,056	(16.7)	23,370	15.2
Oceania	4,734	21.5	4,674	(1.3)	17,780	15.6
The Middle East and Africa	3,833	(8.5)	4,796	25.1	14,647	(0.5)
Total	76,078	17.4	74,942	(1.5)	295,711	8.5
Note:	The table above sets forth Makita's consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 10. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the three months ended June 30, 2011	For the three months ended June 30, 2012	For the year ended March 31, 2012	For the six months ending September 30, 2012 (Forecast)	For the year ending March 31, 2013 (Forecast)
Yen/U.S. Dollar	81.71	80.18	79.06	79	79
Yen/Euro	117.38	102.84	109.00	98	95

4. Production Ratio (unit basis)
			For the three months ended June 30, 2011	For the three months ended June 30, 2012	For the year ended March 31, 2012
			Composition ratio	Composition ratio	Composition ratio
Domestic			12.9%	11.2%	12.2%
Overseas			87.1%	88.8%	87.8%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost
	Yen (millions)
		For the three months ended June 30, 2011	For the three months ended June 30, 2012	For the year ended March 31, 2012	For the year ending March 31, 2013 (Forecast)
Capital expenditures		2,530	2,200	13,481	14,000
Depreciation and amortization		1,715	1,754	7,237	7,800
R&D cost		1,935	2,048	7,603	8,500

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English translation of “KESSAN TANSHIN” originally issued in Japanese